Exhibit 99.1

Gaotu Techedu Announces Second Quarter 2024 Unaudited Financial Results

Beijing, China, August 27, 2024 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights[1]

•
Net revenues were RMB1,009.8 million, increased by 43.6% from RMB703.1 million in the same period of 2023.
•
Gross billings[2] were RMB1,653.7 million, increased by 87.4% from RMB882.3 million in the same period of 2023.
•
Loss from operations was RMB464.8 million, compared with income from operations of RMB43.3 million in the same period of 2023.
•
Net loss was RMB429.6 million, compared with net income of RMB56.2 million in the same period of 2023.
•
Non-GAAP net loss was RMB418.0 million, compared with non-GAAP net income of RMB63.2 million in the same period of 2023.
•
Net operating cash inflow was RMB386.2 million, increased by 33.8% from RMB288.5 million in the same period of 2023.

Second Quarter 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended June 30,
	2023	2024	Pct. Change
Net revenues	703,094	1,009,797	43.6%
Gross billings	882,325	1,653,692	87.4%
Income/(loss) from operations	43,311	(464,750)	(1,173.1)%
Net income/(loss)	56,161	(429,550)	(864.9)%
Non-GAAP net income/(loss)	63,159	(418,040)	(761.9)%
Net operating cash inflow	288,542	386,184	33.8%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Six Months Ended June 30, 2024 Highlights

•
Net revenues were RMB1,956.7 million, increased by 38.7% from RMB1,410.4 million in the same period of 2023.
•
Gross billings were RMB2,383.1 million, increased by 67.7% from RMB1,421.3 million in the same period of 2023.
•
Loss from operations was RMB542.5 million, compared with income from operations of RMB138.5 million in the same period of 2023.
•
Net loss was RMB441.8 million, compared with net income of RMB170.0 million in the same period of 2023.
•
Non-GAAP net loss was RMB415.0 million, compared with non-GAAP net income of RMB196.8 million in the same period of 2023.
•
Net operating cash inflow was RMB188.7 million, increased by 161.7% from RMB72.1 million in the same period of 2023.

First Six Months 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the six months ended June 30,
	2023	2024	Pct. Change
Net revenues	1,410,386	1,956,682	38.7%
Gross billings	1,421,276	2,383,052	67.7%
Income/(loss) from operations	138,450	(542,452)	(491.8)%
Net income/(loss)	170,014	(441,847)	(359.9)%
Non-GAAP net income/(loss)	196,754	(415,001)	(310.9)%
Net operating cash inflow	72,134	188,748	161.7%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “We achieved encouraging results in the second quarter, with net revenues increasing 43.6% year-over-year to RMB1.0 billion, reflecting strong accelerating growth momentum. As of June 30, 2024, our deferred revenue reached RMB1.6 billion, representing a 71.5% increase from the same point in time last year, ensuring robust support for our continued growth in the second half of the year.

June 16th marked the tenth anniversary of Gaotu’s founding. Over the past decade, we’ve consistently regarded learning services and teaching quality as the cornerstones of our core competencies, continuously attracting and retaining top-tier talents to drive long-term growth. While expanding rapidly, we have maintained an unwavering focus on operational efficiency. Moving forward, we remain committed to prioritizing customer needs and advancing our mission to ‘make learning better’, thereby creating lasting value for our shareholders.”

Shannon Shen, CFO of the Company, added, “We kicked off the year with robust growth and successfully carried this momentum into the second quarter, further scaling our operations while delivering results that exceeded our expectations in both revenues and gross billings. Gross billings for the first half of the year increased 67.7% to RMB2.4 billion, laying a solid foundation for further revenues growth in the second half of the year. These results reflect our ongoing efforts to boost operational efficiency, address market demand, and enhance teaching quality. Moving forward, we will maintain our focus on core education businesses, expand our product offerings, attract top talents, and refine operations to capitalize on market opportunities and drive long-term, sustainable growth.”

Financial Results for the Second Quarter of 2024

Net Revenues

Net revenues increased by 43.6% to RMB1,009.8 million from RMB703.1 million in the second quarter of 2023, which was mainly due to the continuous year-over-year growth of gross billings as a result of our sufficient and effective response to the strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our products.

Cost of Revenues

Cost of revenues increased by 70.0% to RMB313.4 million from RMB184.4 million in the second quarter of 2023. The increase was mainly due to the expansion of instructors and tutors workforce and the increased cost of learning materials.

Gross Profit and Gross Margin

Gross profit increased by 34.3% to RMB696.4 million from RMB518.7 million in the second quarter of 2023. Gross profit margin decreased to 69.0% from 73.8% in the same period of 2023.

Non-GAAP gross profit increased by 33.3% to RMB696.3 million from RMB522.3 million in the second quarter of 2023. Non-GAAP gross profit margin decreased to 69.0% from 74.3% in the same period of 2023.

Operating Expenses

Operating expenses increased by 144.2% to RMB1,161.1 million from RMB475.4 million in the second quarter of 2023. The increase was primarily due to the expansion of employees workforce and a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB835.4 million from RMB324.1 million in the second quarter of 2023.
•
Research and development expenses increased to RMB162.1 million from RMB98.4 million in the second quarter of 2023.
•
General and administrative expenses increased to RMB163.6 million from RMB52.9 million in the second quarter of 2023.

(Loss)/Income from Operations

Loss from operations was RMB464.8 million, compared with income from operations of RMB43.3 million in the second quarter of 2023.

Non-GAAP loss from operations was RMB453.2 million, compared with non-GAAP income from operations of RMB50.3 million in the second quarter of 2023.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB29.0 million, compared with a total of RMB27.4 million in the second quarter of 2023.

Other Income/(Expenses), net

Other income, net was RMB4.6 million, compared with other expenses, net of RMB6.2 million in the second quarter of 2023.

Net (Loss)/Income

Net loss was RMB429.6 million, compared with net income of RMB56.2 million in the second quarter of 2023.

Non-GAAP net loss was RMB418.0 million, compared with non-GAAP net income of RMB63.2 million in the second quarter of 2023.

Cash Flow

Net operating cash inflow in the second quarter of 2024 was RMB386.2 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB1.65 in the second quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB1.61 in the second quarter of 2024.

Share Outstanding

As of June 30, 2024, the Company had 172,491,283 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB4,103.4 million in aggregate, compared with a total of RMB3,953.5 million as of December 31, 2023.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of August 26, 2024, the Company had cumulatively repurchased approximately 7.9 million ADSs for approximately US$27.0 million under the share repurchase program.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of 2024 are expected to be between RMB1,188 million and RMB1,208 million, representing an increase of 50.5% to 53.0% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 27, 2024 (8:00 PM Beijing/Hong Kong Time on Tuesday, August 27, 2024). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 5380431

A telephone replay will be available two hours after the conclusion of the conference call through September 2, 2024. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 6770960

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2672 to USD1.0000, the effective noon buying rate for June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 28, 2024, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	636,052	1,414,853	194,690
Restricted cash	33,901	2,397	330
Short-term investments	2,253,910	1,780,283	244,975
Inventory, net	24,596	38,394	5,283
Prepaid expenses and other current assets, net	638,248	594,605	81,821
Total current assets	3,586,707	3,830,532	527,099

Non-current assets
Operating lease right-of-use assets	189,662	424,144	58,364
Property, equipment and software, net	533,531	599,986	82,561
Land use rights, net	26,568	26,165	3,600
Long-term investments	1,029,632	905,829	124,646
Deferred tax assets	11,312	7,332	1,009
Rental deposit	17,742	33,925	4,668
Other non-current assets	18,155	17,941	2,469
TOTAL ASSETS	5,413,309	5,845,854	804,416

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB484,222 and RMB759,764 as of December 31, 2023 and June 30, 2024, respectively)	805,032	1,104,567	151,992
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,113,480	1,391,924	191,535
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB34,401 and RMB90,046 as of December 31, 2023 and June 30, 2024, respectively)	50,494	107,521	14,795
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB4,210 and nil as of December 31, 2023 and June 30, 2024, respectively)	4,278	62	9
Total current liabilities	1,973,284	2,604,074	358,331

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	124,141	190,211	26,174
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB121,277 and RMB294,494 as of December 31, 2023 and June 30, 2024, respectively)	137,652	308,760	42,487
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,850 and RMB71,079 as of December 31, 2023 and June 30, 2024, respectively)	71,967	71,123	9,787
TOTAL LIABILITIES	2,307,044	3,174,168	436,779

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(85,178)	(98,307)	(13,527)
Additional paid-in capital	7,987,957	7,986,214	1,098,940
Accumulated other comprehensive loss	(33,209)	(11,069)	(1,523)
Statutory reserve	50,225	50,225	6,911
Accumulated deficit	(4,813,646)	(5,255,493)	(723,180)
TOTAL SHAREHOLDERS’ EQUITY	3,106,265	2,671,686	367,637

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,413,309	5,845,854	804,416

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	703,094	1,009,797	138,953	1,410,386	1,956,682	269,248
Cost of revenues	(184,380)	(313,433)	(43,130)	(344,362)	(584,847)	(80,478)
Gross profit	518,714	696,364	95,823	1,066,024	1,371,835	188,770
Operating expenses:
Selling expenses	(324,065)	(835,397)	(114,954)	(601,086)	(1,341,778)	(184,635)
Research and development expenses	(98,402)	(162,101)	(22,306)	(195,379)	(313,708)	(43,168)
General and administrative expenses	(52,936)	(163,616)	(22,514)	(131,109)	(258,801)	(35,612)
Total operating expenses	(475,403)	(1,161,114)	(159,774)	(927,574)	(1,914,287)	(263,415)
Income/(loss) from operations	43,311	(464,750)	(63,951)	138,450	(542,452)	(74,645)
Interest income	19,780	21,274	2,927	33,073	39,947	5,497
Realized gains from investments	7,658	7,732	1,064	18,382	14,284	1,966
Other (expenses)/income, net	(6,153)	4,559	627	5,913	48,256	6,640
Income/(loss) before provision for income tax and share of results of equity investees	64,596	(431,185)	(59,333)	195,818	(439,965)	(60,542)
Income tax (expenses)/benefits	(4,250)	1,635	225	(21,619)	(1,882)	(259)
Share of results of equity investees	(4,185)	-	-	(4,185)	-	-
Net income/(loss)	56,161	(429,550)	(59,108)	170,014	(441,847)	(60,801)
Net income/(loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	56,161	(429,550)	(59,108)	170,014	(441,847)	(60,801)
Net income/(loss) per ordinary share
Basic	0.32	(2.48)	(0.34)	0.98	(2.56)	(0.35)
Diluted	0.31	(2.48)	(0.34)	0.95	(2.56)	(0.35)
Net income/(loss) per ADS
Basic	0.21	(1.65)	(0.23)	0.65	(1.71)	(0.23)
Diluted	0.21	(1.65)	(0.23)	0.63	(1.71)	(0.23)
Weighted average shares used in net income/(loss) per share
Basic	174,603,256	173,044,221	173,044,221	173,839,911	172,686,709	172,686,709
Diluted	179,933,329	173,044,221	173,044,221	179,520,278	172,686,709	172,686,709

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	703,094	1,009,797	138,953	1,410,386	1,956,682	269,248
Less: other revenues(1)	20,634	29,233	4,023	36,356	56,500	7,775
Add: VAT and surcharges	42,406	62,586	8,612	86,950	119,993	16,512
Add: ending deferred revenue	922,576	1,582,135	217,709	922,576	1,582,135	217,709
Add: ending refund liability	57,650	85,520	11,768	57,650	85,520	11,768
Less: beginning deferred revenue	770,577	1,003,314	138,061	959,333	1,237,621	170,302
Less: beginning refund liability	52,190	53,799	7,403	60,597	67,157	9,241
Gross billings	882,325	1,653,692	227,555	1,421,276	2,383,052	327,919

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	518,714	696,364	95,823	1,066,024	1,371,835	188,770
Share-based compensation expenses(1) in cost of revenues	3,585	(43)	(6)	7,575	2,278	313
Non-GAAP gross profit	522,299	696,321	95,817	1,073,599	1,374,113	189,083

Income/(loss) from operations	43,311	(464,750)	(63,951)	138,450	(542,452)	(74,645)
Share-based compensation expenses(1)	6,998	11,510	1,584	26,740	26,846	3,694
Non-GAAP income/(loss) from operations	50,309	(453,240)	(62,367)	165,190	(515,606)	(70,951)

Net income/(loss)	56,161	(429,550)	(59,108)	170,014	(441,847)	(60,801)
Share-based compensation expenses(1)	6,998	11,510	1,584	26,740	26,846	3,694
Non-GAAP net income/(loss)	63,159	(418,040)	(57,524)	196,754	(415,001)	(57,107)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.